CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

September 20, 2013

VIA HAND DELIVERY AND EDGAR SUBMISSION

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:	The Hertz Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed August 27, 2013
File No. 333-189620

Hertz Global Holdings, lnc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 001-33139

Dear Mr. Dobbie:

This letter sets forth the responses of Hertz Global Holdings, Inc. (“Hertz Holdings”) and The Hertz Corporation (“Hertz” and, together with Hertz Holdings, the “Companies”) to the comment contained in your letter, dated September 11, 2013, which was written in response to the Companies’ letter to you, dated August 27, 2013 (the “Response Letter”), relating to (i) Hertz’s Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2013 and (ii) Hertz Holdings’ Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 4, 2013. The comment of the Staff of the Commission (the “Staff”) is set forth in bold/italicized text below, and the Companies’ response is set forth in plain text immediately beneath such comment.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-002

Because of the commercially sensitive nature of certain information contained herein, certain of the information contained in our response to the Staff’s comment is being confidentially submitted pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized.  The Companies have submitted a separate letter to the Staff in connection with the confidential treatment request, a copy of which has been provided to the Office of Freedom of Information and Privacy Act Operations.  Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 79

Note 11: Segment Information, page 117

1.              We note your response to prior comment 6 indicating certain differences in adjusted pre-tax income margins, year-over-year revenue growth percentages, and fleet costs as a percentage of revenues for your United States, Europe, Other International, and Donlen operating segments and that you acknowledge these differences. We believe that there are dissimilar economic characteristics within each of these segments that would preclude aggregation in accordance with the guidance in ASC 280-10-50-11 and that at least some of these operating segments should be separate reportable segments with all appropriate ASC 280 disclosures. Please revise your segment reporting in future filings and advise us as to your planned presentation.

Response:

As indicated in the Response Letter, we determined in our prior periodic reports to aggregate our United States, Europe, Other International and Donlen operating segments in accordance with ASC 280-10 based on such aggregation being consistent with the objective and basic principles of ASC 280-10 and such segments sharing similar economic characteristics (both quantitative and qualitative) and similar products and services, customers, methods used to distribute products or provide services and regulatory environments.  While we believe that our historical business segment reporting has been appropriate due to such factors, we acknowledge that, as stated in ASC 280-10-55-7C, “[e]valuating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances” and as such have carefully considered the Staff’s position that the economic characteristics among certain of our car rental operating segments may not be sufficiently similar to justify aggregation into a single reportable segment.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-003

Based on a reevaluation of the economic characteristics of our car rental operating segments in light of the Staff’s position, we propose, beginning with the Companies’ Forms 10-Q for the quarterly period ending September 30, 2013, to disaggregate our Donlen operating segment from our other car rental operating segments for purposes of determining our reportable segments, due to our belief at this time that sufficiently dissimilar economic characteristics exist between our Donlen operating segment, on the one hand, and our other car rental operating segments, on the other hand, to justify such disaggregation.

However, we respectfully submit that our United States, Europe and Other International operating segments are appropriately aggregated into a single reportable segment — which we would continue to call our Worldwide Car Rental operating segment — for the reasons discussed in our Response Letter, as supplemented by the following information:

Aggregation is consistent with the objective and basic principles of ASC 280-10.

•                  Presenting the financial results of such operating segments on an aggregated basis provides users of the Companies’ financial statements with all of the information about the Companies’ car rental business helpful to their understanding of the Companies’ performance, assessing the Companies’ prospects for future cash flows and making informed judgments about the Companies.

Such operating segments have similar quantitative economic characteristics.

•                  As set forth in Exhibit A to the Response Letter, the average fleet cost percentage figures calculated based on total fleet costs as a percentage of total revenues for fiscal years 2009 to 2016 for the United States, Europe and Other International operating segments are quantitatively similar at [*]%, [*]% and [*]%, respectively.  Fleet costs as a percentage of revenues is a close substitute for the inverse of gross margin applicable to our business, as it reflects primary fleet costs of our car rental operating segments relative to our revenues.

•                  We believe that this metric is important to the Companies’ management and investors because, similar to gross margin, it allows such parties to evaluate the portion of our total revenues that the primary costs of our car rental fleet, i.e. the expenses associated with the cars themselves, comprise.  In addition, our management makes pricing and fleet management determinations in part based on this metric, in an effort to ensure that the relative portion of our revenues that fleet costs comprise allows us to cover the other costs of providing our services (including the fixed costs associated with our business and selling, general & administrative expenses).  Management is thus able to make operational decisions using this metric that have a potential impact on our profitability.  For example, due to the seasonal aspects of our car rental business (discussed further below), we dynamically manage fleet capacity (and thus

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-004

fleet costs associated with such capacity) in response to such seasonal demand changes in order to maintain relatively stable fleet costs as a percentage of revenues.

•                  Also as set forth in Exhibit A to the Response Letter, such operating segments exhibit similar future revenue growth trends, as the averages of the year-over-year revenue growth percentages for each of the fiscal years 2014 to 2016 for the United States, Europe and Other International operating segments are expected to be [*]%, [*]% and [*]%, respectively.

Such operating segments have similar qualitative economic characteristics.

•                  Such operating segments share similar competitive and operating factors, such as price, vehicle availability and quality, service, reliability, rental locations, product innovation, local competition and new entrants into the markets in which they operate, as they each supply a similar customer base with the same basic service (i.e., the provision of cars on a temporary basis).

•                  As each of these car rental operating segments offers the same basic service, such segments (i) similarly generate revenues from the rental of cars and licensee fees, as well as reimbursements by customers of airport concession fees and vehicle licensing costs, fueling charges, and charges for ancillary customer products and services, and (ii) share similar primary operating expenses, such as depreciation expense and lease charges relating to revenue earning equipment (including net gains or losses on the disposal of such equipment).

•                  Each of these car rental operating segments experiences the same seasonal effects, with decreased levels of business in the winter months and heightened activity during spring and summer. To accommodate increased demand, we increase our available fleet and staff during the second and third quarters of the year across all of these segments.

Such operating segments are similar in each of the following areas:

a.              The Nature of the Products and Services

•                  In addition to supplying the same basic service (i.e., the provision of cars on a temporary basis), such operating segments also offer similar products that are ancillary to car rental, such as supplemental equipment (e.g., child seats and ski racks) to enhance the rental experience, loss or collision damage waivers, theft protection, liability and personal accident/effects insurance coverage, Hertz NeverLost navigation systems and satellite radio services.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-005

•                  Such operating segments provide the same basic service on a global basis through our Hertz, Dollar and Thrifty brands.

•                  We implement programs to develop our car rental services in response to changes in consumer demand and technology on a global basis across all of these segments, such as the addition of electric vehicles to our car rental fleet and the implementation of our global car-sharing service, known as Hertz On Demand, as well as various customer loyalty programs.

b.              The Type or Class of Customer for the Products and Services

•                  Each of these operating segments services the same basic class of customers, ranging from customers renting cars for business, leisure or replacement purposes, either in connection with air travel or otherwise.

•                  Each of these operating segments seeks to attract the same class of institutional customers, such as companies needing rental cars for business purposes and insurance and leasing companies and car dealers needing rental cars for replacement purposes.

•                  We maintain relationships with customers, such as large multinational companies, that are serviced on a global basis across these operating segments.

c.               The Methods Used to Distribute the Products or Provide the Services

•                  These operating segments share common infrastructure related to the provision of our car rental services, such as worldwide reservation centers, sales and marketing programs, website architecture and various back-office functions, including critical information technology systems and coordinated teams responsible for managing certain aspects of our car rental business on a global basis, such as the terms on which certain customers are eligible to pay for our services using Hertz charge accounts.

•                  Our car rental services provided by these operating segments are marketed in the same manner, through a combination of advertising using a variety of traditional media channels, such as television and newspapers, direct mail and the Internet, travel industry business partnerships and press and public relations activities.

•                  These operating segments also share common infrastructure to manage and maintain our global car rental fleet, including worldwide fleet purchasing

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-006

programs and the Hertz Contribution Management System, which balances the need for management of fleet planning, pricing and yield based on capacity constraints across all such operating segments.

•                  We contract with globally based vendors and suppliers, such as car manufacturers, to maintain our global car rental fleet across all of these segments.

•                  We also partner with third parties, such as airlines, hotel chains and traditional and on-line travel agents, on a global basis to enhance our ability to market and provide our car rental services across all of these segments.

•                  Each of these operating segments generates a substantial amount of its business from car rental services provided to our business and leisure customers at company-operated on-airport locations by obtaining concessions or similar leasing, licensing or permitting agreements or arrangements granting us the right to conduct a car rental business at airports within the respective regions in which such segments conduct our car rental operations.

•                  In addition to renting cars through company-operated locations in each of these segments, we in certain cases grant independent licensees or franchisees the right to rent cars that they own using our Hertz, Dollar and/or Thrifty brands, which licensing or franchising is utilized in each of these operating segments.

d.              The Nature of the Regulatory Environment

•                  Each of these operating segments is subject to similar regulations in the areas of taxes, automobile-related liability, insurance rates, insurance products, consumer privacy, data security, employment matters and cost and fee recovery in the respective geographic region in which it operates.

•                  The types of litigation and claims brought against us with respect to our car rental operations in each of these segments are similar.

We would continue to evaluate our segment disclosure on a regular basis to ensure compliance with the guidance in ASC 280.

Determination of Reportable Segments and Sample Presentation

We have considered the quantitative thresholds under ASC 280-10-50-12 for purposes of determining our reportable segments, in light of our proposal that Donlen would constitute a

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-007

separate operating segment from our aggregated Worldwide Car Rental segment and Worldwide Equipment Rental segment in future filings.  Our analysis indicates that the reconstituted Worldwide Car Rental segment and the Worldwide Equipment Rental segment, each of which surpasses one or more of the 10% thresholds set forth in ASC 280-10-50-12, would continue to constitute separate reportable segments, and that our Donlen operating segment, which fails to surpass such thresholds, would not, as indicated in the chart below:

	Year ended or as of December 31, 2012, as applicable
	Dollars (in millions)	% of total
Revenues:
Worldwide car rental	$ [*]	[*]	%
Worldwide equipment rental	1,385.4	15.4
Donlen	[*]	[*]
Total revenues (1)	$9,018.4	100.0%
Adjusted pre-tax income:
Worldwide car rental	$ [*]	[*]	%
Worldwide equipment rental	227.0	18.2
Donlen	[*]	[*]
Total adjusted pre-tax income (1)	$1,247.1	100.0%
Assets:
Worldwide car rental	$ [*]	[*]	%
Worldwide equipment rental	3,623.0	16.4
Donlen	[*]	[*]
Total assets (1)	$22,077.2	100.0%

(1)                                 Excludes other reconciling items, in accordance with guidance presented in ASC 280-10-55-39.

Since our Donlen operating segment would not be considered a separate reportable segment, beginning with the Companies’ Forms 10-Q for the quarterly period ending September 30, 2013, it would be presented, together with other business activities that are not reportable, as an “All Other Operations” category separate from other reconciling items, consistent with the guidance in ASC 280-10-50-15.  We would describe the sources of the revenue included in this All Other Operations category in the notes to our financial statements.  Moreover, we would present information in the Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Companies’ future Annual Reports on Form 10-K and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Companies’ future Quarterly Reports on Form 10-Q to reflect the exclusion of our Donlen operating segment from our aggregated Worldwide Car Rental reportable segment.  In these reports, information presented with respect to our Worldwide Car Rental reportable segment for prior periods would be restated as necessary to reflect the change in the composition of such segment, with disclosure of such fact to be made in accordance with Commission regulations.

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-008

While we propose to implement the revised segment reporting starting with the Companies’ Forms 10-Q for the quarterly period ending September 30, 2013, we have for illustrative purposes only set forth as follows the applicable presentation and disclosure using the financial statements contained in Hertz Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 (with proposed additional language indicated by underline and deleted language indicated by strikethroughs):

Note 11—Segment Information

~~Our operating segments are aggregated into reportable business segments based primarily upon similar economic characteristics, products, services, customers, and delivery methods.~~ We have identified two reportable segments, which are organized based on diverse products and services provided, as follows: rental ~~and leasing~~ of cars, crossovers and light trucks, or “worldwide car rental,” and rental of industrial, construction, material handling and other equipment, or “worldwide equipment rental.” Our worldwide car rental reportable segment consists of our United States, Europe and Other International operating segments, which are aggregated into a single reportable segment based primarily upon similar economic characteristics, products and services, customers, delivery methods and general regulatory environments. We do not aggregate operating segments in determining our worldwide equipment rental reportable segment. We have grouped information about our Donlen operating segment, which provides fleet leasing and management services and is not considered a separate reportable segment in accordance with applicable accounting standards, together with other business activities, such as our third party claim management services, under “all other operations.”  Other reconciling items include general corporate assets and expenses and~~,~~ certain interest expense (including net interest on corporate debt)~~, as well as other business activities. Donlen is included in the car rental reportable segment~~.

We historically aggregated our Donlen operating segment together with our other car rental operating segments to produce our worldwide car rental reportable segment. However, we determined to change the composition of our reportable segments such that Donlen is no longer included within our worldwide car rental reportable segment, as discussed above, and have revised our segment results presented herein to reflect this new segment structure, including for prior periods.

Adjusted pre-tax income is calculated as income before income taxes plus non-cash purchase accounting charges, non-cash debt charges relating to the amortization and write-off of debt financing costs and debt discounts and certain one-time charges and non-operational items. Adjusted pre-tax income is important to management because it allows management to assess operational performance of our business, exclusive of the items mentioned above. It also allows management to assess the performance of the entire business on the same basis as the segment measure of profitability. Management believes that it is important to investors for the same reasons it is important to management and because it allows them to assess our operational

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-009

performance on the same basis that management uses internally. The contribution of our reportable segments to revenues and adjusted pre-tax income and the reconciliation to consolidated amounts are summarized below (in millions of dollars).

	Three Months Ended June 30,
	Revenues		Adjusted Pre-Tax Income
	2013	2012	2013	2012
Worldwide Ccar rental	$ ~~2,329.5~~[*]	$ ~~1,889.6~~[*]	$ ~~363.0~~[*]	$ ~~277.4~~[*]
Worldwide ~~E~~equipment rental	384.3	335.0	74.1	42.5
Total reportable segments	~~2,713.8~~[*]	~~2,224.6~~[*]	~~437.1~~[*]	~~319.9~~[*]
All ~~O~~other operations	~~0.8~~[*]	~~0.5~~[*]	[*]	[*]
Total	$2,714.6	$2,225.1	[*]	[*]
Adjustments:
Other reconciling items(1)			~~(122.6)~~[*]	~~(86.0)~~[*]
Purchase accounting(2)			(33.1)	(29.0)
Non-cash debt charges(3)			(19.5)	(20.6)
Restructuring charges			(17.6)	(16.1)
Restructuring related charges(4)			(8.6)	(5.0)
Integration expenses(5)			(9.2)	—
Derivative gains (losses)(6)			(0.1)	—
Acquisition related costs			(9.1)	(4.5)
Other(7)			(5.4)	—
Income before income taxes			$211.9	$158.7

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-0010

	Six Months Ended June 30,
	Revenues		Adjusted Pre-Tax Income
	2013	2012	2013	2012
Worldwide Ccar rental	$ ~~4,414.3~~[*]	$ ~~3,547.9~~[*]	$ ~~571.4~~[*]	$ ~~369.0~~[*]
Worldwide ~~E~~equipment rental	735.4	637.1	119.9	68.4
Total reportable segments	~~5,149.7~~[*]	~~4,185.0~~[*]	~~691.3~~[*]	~~437.4~~[*]
All ~~O~~other operations	~~1.5~~[*]	~~1.1~~[*]	[*]	[*]
Total	$5,151.2	$4,186.1	[*]	[*]
Adjustments:
Other reconciling items(1)			~~(232.3)~~[*]	~~(174.2)~~[*]
Purchase accounting(2)			(66.8)	(53.0)
Non-cash debt charges(3)			(36.8)	(45.8)
Restructuring charges			(21.3)	(22.8)
Restructuring related charges(4)			(12.8)	(8.3)
Integration expenses(5)			(20.0)	—
Acquisition related costs			(11.7)	(11.4)
Other(7)			(5.4)	—
Income before income taxes			$284.2	$121.9

(1)	Represents general corporate expenses and~~,~~ certain interest expense (including net interest on corporate debt)~~, as well as other business activities~~.

(2)

Represents the purchase accounting effects of the 2005 sale of all of Hertz’s stock on our results of operations relating to increased depreciation and amortization of tangible and intangible assets and accretion of revalued workers’ compensation and public liability and property damage liabilities. Also represents the purchase accounting effects of certain subsequent acquisitions on our results of operations relating to increased depreciation and amortization of tangible and intangible assets.

(3)	Represents non-cash debt charges relating to the amortization and write-off of deferred debt financing costs and debt discounts.

(4)

Represents incremental costs incurred directly supporting our business transformation initiatives. Such costs include transition costs incurred in connection with our business process outsourcing arrangements and incremental costs incurred to facilitate business process re-engineering initiatives that involve significant organization redesign and

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-0011

extensive operational process changes.

(5)	Primarily represents Dollar Thrifty related expenses and adjustments.

(6)	Represents the mark-to-market adjustment on our interest rate caps.

(7)	Primarily represents expenses related to litigation accruals.

Total consolidated assets increased $2,646.3 million from December 31, 2012 to June 30, 2013. The increase was primarily related to an increase in our worldwide car rental and worldwide equipment rental segments’ revenue earning equipment, driven by increased volumes, partly offset by a decrease in fleet receivables within our worldwide car rental segment, primarily related to the timing of purchases and sales of revenue earning equipment. Moreover, as a result of the disaggregation of our Donlen operating segment from our worldwide car rental reportable segment, the total assets attributable to our worldwide car rental reportable segment as of June 30, 2013 are materially different from the total assets attributable to such segment as of December 31, 2012 and 2011, as set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The table below sets forth the total assets attributable to our reportable segments and a reconciliation of such amounts to our total consolidated assets as of June 30, 2013 and December 31, 2012 and 2011, as restated to reflect the change in the composition of our reportable segments (in millions of dollars).

	As of June 30,	As of December 31,
	2013	2012	2011
		(as restated)
Total assets at end of period:
Worldwide car rental	$ [*]	$ [*]	$ [*]
Worldwide equipment rental	[*]	3,623.0	3,058.9
All other operations	[*]	[*]	[*]
Other reconciling items	[*]	[*]	[*]
Total	$25,932.3	$23,286.0	$17,673.5

*  *  *

CONFIDENTIAL TREATMENT REQUESTED BY HERTZ GLOBAL HOLDINGS, INC. AND THE HERTZ CORPORATION – HTZ-0012

The Companies hereby acknowledge that:

•                  the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2000.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas
Senior Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
The Hertz Corporation

cc:	Patrick Kuhn
Lyn Shenk
Ada D. Sarmento
Securities and Exchange Commission